GLADSTONE RESOURCES, INC.
                      3500 Oak Lawn, Suite 590
                        Dallas, Texas  75219


                  INFORMATION STATEMENT PURSUANT TO
      SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                        RULE 14f-1 THEREUNDER

     Gladstone Resources, Inc. (the "Company") is mailing this Information Statement on or about March 5, 1999 to you as a holder of record of its shares of common stock (the "Shares"). This Information Statement describes the appointment of persons designated by the Purchasers (as defined below) to a majority of the seats on the board of directors of the Company (the "Board of Directors" or the "Board").

     On January 19, 1999, Mr. Wayne Gifford, Mr. Charles B. Humphrey, Mr. Johnathan Hill, Mr. Fred Oliver, Ms. Sheila Irons (individually and as trustee of the Humphrey Childrens Trust), Mr. Katherine Murphy, Mr. David Tyrrell (individually and as trustee of the Katherine Desporte Tyrrell Trust) and Mr. Clay Moore (collectively, the "Purchasers") purchased in two simultaneous transactions (the "Purchases") an aggregate of 3,134,325 Shares representing approximately 73.85% of the issued and outstanding Shares. The Purchases were made pursuant to the terms of (i) a Stock Purchase Agreement dated January 19, 1999 among the Purchasers and Edward B. Brooks, Jr., Charles V.W. Brooks, Carol Brady, Rebecca Feldt and Debra Brooks Garrett (collectively, the "Brooks Sellers") and (ii) a Stock Purchase Agreement dated January 19, 1999 among the Purchasers and C. J. Cloarec, M.D. and Camrose Optical Co. (collectively, the "Cloarec Sellers"). In connection with the Brooks Purchase, the Brooks Sellers agreed to take or cause to be taken all such action as is necessary to cause Mr. Hill, Mr. Humphrey, Mr. Gifford, Mr. Oliver and Ms. Murphy (the "Purchaser Board Designees") to be appointed as the sole members of the Board of Directors. To accomplish this, the Company expects that the existing members of the Board, Mr. Edward B. Brooks, Jr. and Mr. Roy J. Keene, will by unanimous written consent increase the size of the Board from three members to five members. Mr. Edward B. Brooks, Jr. and Mr. Roy J. Keene will then appoint three of the Purchaser Board Designees to the three vacancies on the Board then existing, the two vacancies created by expanding the size of the Board from three members to five members and the vacancy that currently exists. Following the appointment of these three Purchaser Board Designees, Mr. Edward B. Brooks, Jr. and Mr. Roy J. Keene will resign from the Board and the remaining Board members will by unanimous written consent appoint the other two Purchaser Board Designees, to fill the vacancies created by the resignations of Mr. Edward B. Brooks, Jr. and Mr. Roy J. Keene.

     Because a majority of the Company's directors is being changed otherwise than at a meeting of the shareholders, the Company is required pursuant to the Securities and Exchange Commission's
Rule 14f-1 to provide its shareholders with the information contained in this Information Statement not less than ten days prior to the date on which the change will take place.

 YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE
       NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION AT THIS TIME.

     The Purchasers have furnished to the Company the information contained in this Information Statement concerning the Purchasers and the Purchaser Board Designees. The Company assumes no responsibility for the accuracy or completeness of such information.

            INFORMATION WITH RESPECT TO THE COMMON STOCK

     The Shares are the only class of voting securities of the Company currently outstanding. As of the close of business on January 19, 1999, there were 4,244,060 Shares outstanding, each of which is entitled to one vote on each matter to be considered at a meeting of shareholders. Under Washington law, shareholders entitled to vote upon election of directors are entitled to cumulate votes in the election of directors.

      BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

     Under the Company's Certificate of Incorporation, the Board of Directors is composed of not less than three nor more than nine members. There are currently two directors of the Company and, accordingly, one vacancy on the Board.

PURCHASER BOARD DESIGNEES TO BE APPOINTED TO THE COMPANY'S  BOARD  OF
DIRECTORS

     The following table sets forth the name, age, present principal occupation and employment and five year employment history of each of the Purchaser Board Designees. Each person named below has consented to act as a director of the Company.

Name                Age       Occupation
----                ---       ----------
H. Wayne Gifford        61      Mr. Gifford has been the President
                                and a Director of Gifford Operating
                                Company, an oil and gas operating
                                company based in Dallas, Texas,
                                since 1987. Mr. Gifford has also
                                been active as an independent
                                geological consultant since 1980.

Charles B. Humphrey     43      Mr. Humphrey has been the President,
                                Treasurer, and Sole Director of
                                Humphrey Oil Corporation, an oil and
                                gas exploration company based in
                                Dallas, Texas, and the President and
                                a Director of Lindenshire, Inc., a
                                real estate development company
                                based in Dallas, Texas, since 1984.
                                Mr. Humphrey also has been engaged
                                in real estate development and
                                investment individually and through
                                numerous other partnerships, joint
                                ventures and corporations since
                                1984.

Johnathan M. Hill       49      Mr. Hill has been the President of
                                Hill & Hill Production Company, an
                                oil and gas production company, the
                                Secretary and Treasurer of Hill
                                Energy Company, an oil and gas
                                investment company, and the Vice
                                President of HPC Operating Company,
                                an oil and gas operating company,
                                all based in Dallas, Texas, since
                                1985.

Fred Oliver             74      Mr. Oliver has been the President of
                                Petroleum Ventures of Texas, Inc.,
                                an oil and gas investment company
                                based in Dallas, Texas, since 1975.
                                Mr. Oliver also has been engaged in
                                geological and engineering
                                consulting since 1953.

Katherine M. Murphy     42      Ms. Murphy has been the Vice
                                President and Assistant Secretary of
                                Humphrey Oil Corporation since 1989.

     The Purchaser Board Designees have informed the Company that none of the Purchaser Board Designees has a family relationship with any director or executive officer of the Company or its subsidiary or any Purchaser Board Designee.

CURRENT DIRECTORS OF THE COMPANY

     Set forth below is certain information regarding the directors of the Company as of the date of this Information Statement.

Edward B. Brooks, Jr.
Age 66
Director since 1973

     Mr. Edward B. Brooks, Jr. has served as President of the Company since 1976. Mr. Brooks also has been an independent oil interests owner and operator based in Dallas, Texas since 1967.

Mr. Roy J. Keene
Age 69
Director since 1976

     Mr. Keene is an independent petroleum engineer and has been engaged as an independent oil operator and consultant based in Dallas, Texas during the last twelve years.

     The existing directors of the Company have informed the Company that none of the directors has a family relationship with any director or executive officer of the Company or its subsidiary or any Purchaser Board Designee.

   Information as to the Purchaser Board Designees and directors' beneficial ownership of Shares is set forth below, at "Security
Ownership of Certain Beneficial Owners and Management."

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors conducts its business through meetings of the Board. There is no separate audit, nominating or compensation committee or other committee performing similar functions.

ATTENDANCE AT MEETINGS

     The Board of Directors of the Company acted by unanimous written consent on one occasion during 1998.

DIRECTOR COMPENSATION

     No compensation was paid to any director in fiscal 1998 in his capacity as a director.

CURRENT EXECUTIVE OFFICERS OF THE COMPANY

     The executive officers of the Company are as follows:

Name                     Age  Position
----                     ---  --------

Edward B. Brooks, Jr.    66   President and Chairman of the Board

Emma Kate Speck          73   Secretary and Treasurer

     Mr. Edward B. Brooks, Jr. has served as President of the Company since 1976. Mr. Brooks also has been an independent oil interests owner and operator based in Dallas, Texas since 1967.

     Ms. Speck has served as Secretary and Treasurer of the Company since 1976. Ms. Speck has been engaged in providing bookkeeping services in Dallas, Texas for the past 29 years.

     Upon consummation of the appointment of the Purchase Board Designees, the Purchaser Board Designees will seek the resignations of Mr. Brooks and Ms. Speck from the offices with the Company that they currently hold and appoint Mr. Hill the President of the Company, Ms. Irons the Vice President and Secretary of the Company and Ms. Murphy the Treasurer and Assistant Secretary of the Company.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of Five Percent or Greater Shareholders

     The following table sets forth beneficial owners of five percent or more of the Company's outstanding Shares known to the Company as of the date of this Information Statement. All shares shown in the table reflect sole voting and investment power unless otherwise indicated.

                                                        Number of
                                                        Shares            Percent
Name and Address                                        Beneficailly      of Total
of beneficial owner                                     Owned(1)          Shares
--------------------                                    ------------      ---------
Charles B. Humphrey                                     1,080,819         25.47%
 3500 Oak Lawn, Suite 590, LB 49, Dallas, TX 75219
Johnathan M. Hill                                       1,080,819         25.47
 3500 Oak Lawn, Suite 590, LB 49, Dallas, TX 75219
Sheila Irons, Individually and as Trustee of             302,603(2)        7.13
 Humphrey Children's Trust
  3500  Oak  Lawn, Suite 590, LB 49, Dallas, TX 75219
Fred Oliver                                              259,397           6.11
 4625 Greenville Ave., Suite 205, Dallas, TX 75206
David Tyrrell, individually and as Trustee of            216,164(3)        5.09
 the Katherine Desporte Tyrrell Trust
  4625 Greenville Ave., Suite 205, Dallas, TX 75206
____________________
 (1) Based upon the joint Schedule 13D filed January 29, 1999 by Purchasers as a group  and certain of the Purchasers individually. Each Purchaser disclaims beneficial ownership of the Shares held by the group or any other member of the group.
(2)  Includes  216,164  Shares  held by Humphrey  Children's  Trust.  Ms.  Irons
     disclaims  beneficial  ownership  of  the  Shares  held  by  the   Humphrey
     Children's Trust.
(3)  Includes  108,082  shares  held by Katherine Desporte  Tyrrell  Trust.  Mr.
     Tyrrell  disclaims beneficial ownership of the Shares held by the Katherine
     Desporte Tyrrell Trust.


BENEFICIAL  OWNERSHIP  OF  DIRECTORS, PURCHASER BOARD  DESIGNEES
AND EXECUTIVE OFFICERS

   The following table sets forth the number of Shares beneficially owned by each director of the Company, each Purchaser Designee, each executive officer of the Company and all directors and executive officers as a group as of the date of this Information Statement. All Shares shown in the table reflect sole voting and investment power unless otherwise indicated.



                                                       Number of
                                                       Shares            Percent
Name and address of                                    Beneficially      of Total
beneficial owner                                       Owned             Shares
--------------------                                   -------------     ---------
PURCHASER BOARD DESIGNEES (1)
Charles B. Humphrey                                    1,080,819         25.47%
  3500 Oak Lawn, Suite 590, LB 49, Dallas, TX 75219

                                       -5-

Jonathan M. Hill                                       1,080,819         25.47
  3500 Oak Lawn, Suite 590, LB 49, Dallas, TX 75219
Fred Oliver                                              259,397          6.11
  4625 Greenville Ave., Suite 205, Dallas, TX  75206
H. Wayne Gifford                                         172,931          4.07
  4625 Greenville Ave., Suite 205, Dallas, TX  75206
Katherine Murphy                                          86,466          2.04
  3500 Oak Lawn, Suite 590, LB 49, Dallas, TX 75219
DIRECTOR AND EXECUTIVE OFFICERS
Edward B. Brooks, Jr.                                       -0-
  210 Meadows Building, Dallas, Texas  75206
Roy J. Keene                                                -0-
  210 Meadows Building, Dallas, Texas  75206
Emma Kate Speck                                             100           *
  210 Meadows Building, Dallas, Texas  75206
Directors and Executive Officers as a Group                 100           *
__________________
 (1) Based upon the joint Schedule 13D filed January 29, 1999 by Purchasers as a group and certain of the Purchasers individually. Each Purchaser disclaims beneficial ownership of the Shares held by the group or any other member thereof.


CHANGE IN CONTROL

     As described at the beginning of this Information Statement, on January 19, 1999, Purchasers purchased in the Purchases an aggregate of 3,134,325 Shares representing approximately 73.85% of the Shares.

     The Purchasers purchased 2,973,000 shares, or approximately 70.05%, of the Common Stock from the Brooks Sellers and paid the Brooks Sellers an aggregate of approximately $315,229.83 in cash. Each Purchaser, except Mr. Hill, used personal funds (or trust funds in the case of the trusts) to purchase the shares of Common Stock from the Brooks Sellers. Mr. Hill borrowed the funds he used to purchase the shares of Common Stock that he acquired in the Brooks Purchase from Mr. Humphrey on January 19, 1999, under a promissory note (the "Promissory Note") and stock pledge agreement (the "Stock Pledge Agreement"). The Promissory Note provides for interest upon any outstanding balance at 10% and is payable, as extended, on March 31, 1999. The loan is secured under the Stock Pledge Agreement with Mr. Hill's 1,080,819 shares of Common Stock. In connection with the Brooks Purchase, the Brooks Sellers agreed to take or cause to be taken all such action as is necessary to cause Mr. Hill, Mr. Humphrey, Mr. Gifford, Mr. Oliver and Ms. Murphy to be appointed to and to constitute all the members of the Board of Directors of Gladstone. The appointment of such persons will require that the size of the Board of Directors increase from three members to five members. None of Mr. Hill, Mr. Humphrey, Mr. Gifford, Mr. Oliver or Ms. Murphy is currently a member of the Board of Directors. The Purchaser Board Designees plan to elect Mr. Hill as President of the Company, Ms. Irons as Vice President and Secretary of the Company and Ms. Murphy as Treasurer and Assistant Secretary of the Company. The Brooks Sellers include Mr. Edward B. Brooks, Jr. who is a director and officer of the Company. The consideration paid by the Purchasers in connection with the Brooks Purchase was determined by arms length negotiations between the Purchasers and the Brooks Sellers.

     Simultaneously with the Purchase from the Brooks Sellers, the Purchasers purchased 161,325 shares of Common Stock, or approximately 3.8% of the Common Stock, and paid the Cloarec Sellers an aggregate of $16,182.50 in cash. Each Purchaser except Mr. Hill used personal funds (or trust funds in the case of the trusts) to purchase the shares of Common Stock subject to the Cloarec Purchase. Mr. Hill borrowed the funds he used to purchase the shares of Common Stock that he acquired in the Cloarec Purchase from Mr. Humphrey under the Promissory Note and the Stock Pledge Agreement. The consideration paid by the Purchasers in connection with the Cloarec Purchase was determined by arms length negotiations between Purchasers and the Cloarec Sellers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to certain operating agreements by and between the Company and Edward B. Brooks, Jr., Mr. Brooks serves as the operator of certain of the Company's oil and gas interests. Pursuant to such operating agreements, the Company paid the following described amounts to Mr. Brooks in 1997 and 1998 and Mr. Brooks paid the following described amounts to the Company in 1997 and 1998.

     Mr. Brooks paid the Company $90,802 and $72,602, respectively, in 1997 and 1998 as the Company's share of gas sales from properties in Schleicher County. The Company paid Mr. Brooks $68,881 and $52,306.19, respectively, in 1997 and 1998 for the Company's share of operating costs on properties in Kent County and Schleicher County. In 1998, the Company also paid Mr. Brooks $4,733.94 for the Company's share of operating expenses on the Schleicher and Kent County properties that were paid by Mr. Brooks in 1997.

     In 1997, the Company paid Mr. Brooks $228,472 for the Company's share of the cost of a seismic study on properties in Stonewall County and the cost of drilling two wells in other counties in Texas which turned out to be non-productive. In 1998, the Company paid Mr. Brooks $18,915.16 for the Company's share of the seismic study on properties in Stonewall County and $37,591.05 for the Company's share of the cost of drilling a well in Stonewall County that was nonproductive. In 1998, the Company paid $24,334.51 to Mr. Brooks for the Company's share of lease costs of properties in Stonewall County.

     In 1997 and 1998, the Company reimbursed Mr. Brooks $1,768.90 and $1,159.29, respectively, for expenses incurred by him in operating a Company owned vehicle that was provided to him for Company business.

     None of the Purchaser Board Designees has been involved in any transactions with the Company during the last two years.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and greater than ten percent stockholders to file reports of ownership and changes in ownership with the Securities and Exchange Commission, and to furnish the Company with copies of all such filings. Based solely on its review of copies of these reports furnished to the Company and, where applicable, any written representation that no reports were required, the Company believes during fiscal 1998 all Section 16(a) filing requirements were met.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the annual and long-term compensation during each of the Company's last three fiscal years for the Company's President and Chief Executive Officer. No other executive officer of the Company was paid an annual salary and bonus in excess of $100,000 during fiscal 1998.


                                                          Long-Term
                                                          Compensation
                            Annual Compensation           Awards
                           _______________________        -----------
                                               Other Annual   Securities   All Other
Name and Principal                             Compensation   Underlying   Compensation
position                 Year  Salary  Bonus       ($)        Options(#)     ($)
------------------       ----  ------  ------  ------------   -----------  ------------
Edward B. Brooks, Jr.    1998   0      ---         (1)           ---          ---
President and CEO        1997   0      ---         (1)           ---          ---
                         1996   0      ---         (1)           ---          ---
________________
(1)  The Company provides Mr. Brooks a vehicle for Company business. The
     Company's depreciation expense for 1996, 1997 and 1998 for the vehicle was
     $3,060.00, $4,900.00 and $2,664.00, respectively. The Company also reimbursed
     Mr. Brooks $1,768.90 and $1,159.29 in 1997 and 1998, respectively, for costs incurred by Mr. Brooks in connection with the operation of such vehicle.


OPTION/SAR GRANTS IN LAST FISCAL YEAR

     No stock options or stock appreciation rights were granted to the President by the Company during fiscal 1998.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUES

     No stock options or stock appreciation rights were exercised by the President in fiscal 1998 and no stock options or stock appreciation rights were outstanding at the end of fiscal 1998.

LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

     The Company did not have any long-term incentive plans in effect during fiscal 1998.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company does not have any employment agreements with any of its officers. On January 19, 1999, Mr. Hill and Mr. Humphrey entered into a letter agreement that provides Mr. Humphrey will purchase the 1,080,819 Shares owned of record by Mr. Hill for $.1056 per share within five business days after receipt of notice from Mr. Hill and from the Bank of Oklahoma. The letter agreement states that Mr. Humphrey's agreement to purchase such shares expires on March 15, 1999.

DATED:  March 5, 1999

                                   GLADSTONE RESOURCES, INC.

                                   By:  /s/ E.B. BROOKS, JR.
                                      ----------------------------------
                                      E.B. Brooks, Jr., President